Exhibit 12.1

DELPHI AUTOMOTIVE PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Year ended December 31,
	2015	2014	2013	2012	2011	2010
		(dollars in millions)
Income from continuing operations before income taxes and equity income	$1,229	$1,615	$1,466	$1,259	$1,351	$859
Cash dividends received from non-consolidated affiliates and other	(29)	(60)	(38)	57	(24)	(3)
Portion of rentals deemed to be interest	25	38	36	33	31	32
Interest and related charges on debt	144	169	182	137	139	38

Earnings available for fixed charges	$1,369	$1,762	$1,646	$1,486	$1,497	$926

Fixed charges:
Portion of rentals deemed to be interest	$25	$38	$36	$33	$31	$32
Interest and related charges on debt	144	169	182	137	139	38

Total fixed charges	$169	$207	$218	$170	$170	$70

Ratio of earnings to fixed charges	8.1	8.5	7.6	8.7	8.8	13.2